Exhibit 99.4

Consent to be Named as a Director Nominee

In connection with the filing by Health Sciences Acquisitions Corporation 2 (“HSAC2”) of the Registration Statement on Form S-4 (the “Registration Statement”) with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named in the Registration Statement, and any and all amendments and supplements thereto, as a nominee to the board of directors of HSAC2 following the consummation of the business combination, which will be renamed Orchestra BioMed Holdings, Inc. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto.

Date: August 8, 2022	Sincerely,

/s/ Geoffrey W. Smith
Geoffrey W. Smith